Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 25, 2019, with respect to the consolidated balance sheets of MedEquities Realty Trust, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement Schedule III, real estate and accumulated depreciation, and Schedule IV, mortgage loans receivable on real estate, (collectively, the “consolidated financial statements”), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Atlanta, Georgia
March 29, 2019